UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A

CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a)

OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-31799

FIORE EXPLORATION LTD.
(Exact name of registrant as specified in its charter)

Suite 3123 – 595 Burrard Street

Vancouver, British Columbia V7X 1J1

(416) 639-1426 Ext 1

 (Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Common Shares, without par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	[X]	Rule 12h-6(d)	[ ]
(for equity securities)		(for successor registrants)

Rule 12h-6(c)	[ ]	Rule 12h-6(i)	[ ]
(for debt securities)		(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.

Fiore Exploration Ltd. (the “Company”) first incurred the duty to file reports under Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on November 15, 2003, which was sixty days after the initial filing of the Company’s registration statement on Form 20-F.

B.

The Company has filed or submitted all reports required under Section 13(a) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form 15F, and the Company has filed at least one annual report under Section 13(a).

Item 2. Recent United States Market Activity

The Company has not sold any securities in the United States in a registered offering under the Securities Act of 1933, as amended.

Item 3. Foreign Listing and Primary Trading Market

A.

The common shares of the Company (the “Common Shares”) are listed on the TSX Venture Exchange (the “TSXV”), located in Canada, which constitutes the primary trading market for the Common Shares.

B.

The date of initial listing on the TSXV of the Common Shares was August 30, 2012. The Company has maintained the listing of the Common Shares on the TSXV for at least 12 months prior to the filing of this Form 15F.

C.

During the 12-month period beginning on April 1, 2016 and ended March 31, 2017, 91.6% of trading in the Common Shares occurred on the TSXV.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

On April 18, 2017, there were 93 persons resident in the United States that are holders of the Common Shares as determined in accordance with Rule 12h-6(e).

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A.

Pursuant to Rule 12h-6(h), on April 24, 2017 the Company disclosed its intent to terminate the registration of the Common Shares under Section 12(g) of the Exchange Act and the Company’s corresponding reporting obligations under Section 13(a) of the Exchange Act.

B.

The Company disseminated the notice in the United States by means of a news release (the “News Release”) disseminated via FSC Wire news distribution service. A copy of the News Release has been filed on EDGAR under Form 6-K on April 25, 2017.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

All information required to be published pursuant to Rule 12g3-2(b)(1)(iii) will be available at www.sedar.com.

PART III

Item 10. Exhibits

Not applicable.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

1.

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.

Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.

It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Fiore Exploration Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Fiore Exploration Ltd. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: May 3, 2017	By: /s/ Melinda Coghill
Melinda Coghill
Corporate Secretary